Michael C. Lenz	Finance
Executive Vice President and	942 South Shady Grove
Chief Financial Officer	Memphis, TN 38120
Member of the Executive Committee

September 23, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joanna Lam

Raj Rajan

Re:	FedEx Corporation

Form 10-K for Fiscal Year ended May 31, 2022

Filed July 18, 2022

File No. 001-15829

Dear Ms. Lam and Mr. Rajan:

We are in receipt of the Staff’s letter, dated September 1, 2022 (the “Comment Letter”), relating to the above-referenced Form 10-K of FedEx Corporation (“FedEx”) for the year ended May 31, 2022 (the “2022 Form 10-K”). FedEx’s response to the Staff’s comments is set forth below.

For the convenience of the Staff’s review, we have set forth below in bold type the numbered comment of the Staff in the Comment Letter, with our response thereto immediately following the comment.

Form 10-K for Fiscal Year ended May 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

1.	We note you disclosed that your operating results for 2022 were negatively affected by inflationary cost pressures. Please revise to address the following:

•

Disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation;

•	Expand to identify the principal factors contributing to the inflationary pressures you have experienced and clarify the resulting impact to the company; and

•	Expand your disclosure to identify specific actions planned or taken, if any, to mitigate inflationary pressures.

Response:

We acknowledge the Staff’s comment, and respectfully submit that the 2022 Form 10-K includes relevant disclosures regarding inflation, which are discussed in more detail below.

We further acknowledge that, to the extent inflation continues to have a material impact on our business and results of operations, we will continue to update our related disclosures. Additionally, to further facilitate ease of reference for users of our financial disclosures, beginning with our Quarterly Report on Form 10-Q for the first quarter of fiscal 2023 filed on September 22, 2022 (the “Q1 FY23 Form 10-Q”), we consolidated the disclosures regarding trends affecting our business in a new section at the beginning of “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” and we will continue to include such disclosure in future filings.

First Quarter Fiscal 2023 Disclosure:

Trends Affecting our Business

The following trends significantly impact the indicators discussed above, as well as our business and operating results. See the risk factors identified under Part I, Item 1A. “Risk Factors” in our Annual Report, as updated by our quarterly reports on Form 10-Q, for more information. Additionally, see “Results of Operations – Consolidated Results – Outlook” and “Results of Operations – Consolidated Results – Liquidity Outlook” below for additional information on efforts we are taking to mitigate adverse trends.

Macroeconomic Conditions

While macroeconomic risks apply to most companies, we are particularly vulnerable. The transportation industry is highly cyclical and especially susceptible to trends in economic activity. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods and the rate of growth of global trade. Our results for the first quarter of 2023 were adversely impacted by global volume softness that accelerated in the final weeks of the quarter due to weakening economic conditions.

COVID-19 pandemic

The coronavirus (“COVID-19”) pandemic has had varying impacts on the demand for our services and our business operations. The COVID-19 pandemic continues to disrupt our business, particularly within areas in Asia as lockdowns have persisted into the first quarter of 2023 and contributed to supply chain disruptions (discussed below).

Inflation

Global inflation is well above normal and historical levels, impacting all areas of our business. We are experiencing a decline in demand for our transportation services as price increases are negatively impacting consumer and business spending. Additionally, we are experiencing higher costs to serve through higher fuel prices, wage rates, purchased transportation costs, and other direct operating expenses such as operational supplies. We expect inflation to continue to negatively impact our results of operations for the remainder of 2023.

Supply Chain

Global supply chain disruptions are continuing to impact the economy, including the availability and cost of labor, as well as the supply of industrial goods. As a result, we are experiencing higher labor rates, purchased transportation costs, as well as delayed capital expenditures due to the availability of vehicles, trailers, and other package handling equipment. These disruptions have resulted in increased direct costs and inefficiencies in our network operations.

Fuel

We must purchase large quantities of fuel to operate our aircraft and vehicles, and the price and availability of fuel is beyond our control and can be highly volatile. The timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our fuel surcharges can significantly impact our operating results. While fuel expense increased during the first quarter of 2023 compared to the first quarter of 2022 due to higher fuel prices, we were able to offset higher prices through yield management actions.

Geopolitical Conflicts

Given the nature of our business and our global operations, geopolitical conflicts may adversely affect our business and results of operations. The conflict in Russia and Ukraine that began in February 2022 continues as of the date of this quarterly report. The safety of our team members in Ukraine is our top priority. As we focus on the safety of our team members, we have suspended all services in Ukraine, Russia, and Belarus, which has not had and is not expected to have a direct material impact on our business or results of operations. However, the broader consequences of this conflict are adversely affecting the global economy and fuel prices generally, and may also have the effect of heightening other risks disclosed in our Annual Report.

In addition, we have included disclosure in our Q1 FY23 Form 10-Q on pages 22 and 27 related to mitigating actions taken during the quarter, and that we will continue to implement for the remainder of fiscal 2023, to offset volume declines and cost pressures. These actions include continuing to focus on yield management and revenue quality, managing capacity to lower demand levels, including reducing flight frequencies and temporarily parking aircraft at FedEx Express, and reducing Sunday operations, closing select sort operations and taking other linehaul expense actions at FedEx Ground. We are also executing targeted actions to reduce shared and allocated overhead expenses, including lowering variable incentive compensation, reducing vendor utilization, deferring certain projects, and closing certain FedEx Office and corporate office locations. Also, on page 36 we discuss that we are lowering our expected capital expenditures in response to macroeconomic trends in our business.

References to inflation included in the 2022 Form 10-K are as follows:

•

Known trends or uncertainties arising from, related to, or caused by inflation, including in Part I, Item 1A. Risk Factors under “Macroeconomic and Market Risks – We are directly affected by the state of the global economy and geopolitical developments” on page 26; “Operating Risks – We are self-insured for certain costs associated with our operations, and insurance and claims expenses could have a material adverse effect on us” on page 29; and “Human Resource Management Risks – Our failure to attract and retain employee talent or maintain our company culture, as well as increases in labor and purchased transportation costs, could adversely impact our business and results of operations” on page 33; and Part II, Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition under “Results of Operations and Outlook – Consolidated Results – Outlook” on page 53 and “Reportable Segments – FedEx Express Segment – FedEx Express Segment Outlook” on page 57.

For example, on page 26 we discuss how our business levels are directly tied to the purchase and production of goods and the rate of growth of global trade – key macroeconomic measurements influenced by, among other things, inflation and deflation. On pages 29 and 33 we discuss the effect inflation can have on our self-insurance accruals and labor and purchased transportation costs. Additionally, on page 53 we discuss the expected continued impact of slowing economic conditions (largely due to inflation) on our volumes and inflationary pressures on our costs in fiscal 2023. Details regarding the expected impacts of inflation at FedEx Express during fiscal 2023 are included on page 57.

•

The principal factors contributing to the inflationary pressures we have experienced and the resulting impact to FedEx, including in Part II, Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition under “Results of Operations and Outlook – Consolidated Results – Overview” on page 47, “ – Revenue” on page 50, “ – Operating Expenses” on page 51, “ – Fuel” on page 51, “Reportable Segments – FedEx Express Segment – FedEx Express Segment Operating Income” on page 57, “– FedEx Ground Segment – FedEx Ground Segment Operating Income” on page 59, and “ – FedEx Freight Segment – FedEx Freight Segment Operating Income” on pages 60-61.

For example, on page 51 we discuss generally how the challenging labor market and inflationary pressures contributed to increases in purchased transportation, salaries and employee benefits, and other operating expenses, and how higher fuel surcharges contributed to increased purchased transportation costs, in fiscal 2022. Details regarding the impact of inflation at FedEx Express, FedEx Ground, and FedEx Freight during fiscal 2022 is included on pages 57 and 59-61.

•

Specific actions planned or taken to mitigate inflationary pressures, including in Part II, Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition under “Results of Operations and Outlook – Consolidated Results – Overview” on page 46, “ – Revenue” on page 50, “ – Fuel” on page 51, “ –Outlook” on page 53, “Reportable Segments – FedEx Express Segment – FedEx Express Segment Revenue” on page 56, “ – FedEx Express Segment Operating Income” on page 57, “ – FedEx Express Segment Outlook” on page 57, “ – FedEx Ground Segment – FedEx Ground Segment Revenue” on page 58, “ – FedEx Ground Segment Operating Income” on page 59, “ – FedEx Ground Segment Outlook” on page 59, “ – FedEx Freight Segment – FedEx Freight Segment Revenue” on page 60, “ – FedEx Freight Segment Operating Income” on pages 60-61, “ – FedEx Freight Segment Outlook” on page 61, and “Financial Condition – Liquidity Outlook” on page 64.

For example, on pages 46, 50, 56, 58, 59, and 60, we discuss yield management actions as well as a mix shift to our higher yielding services due to strategic actions to improve revenue quality, which led to revenue and operating income growth in fiscal 2022 despite the increased costs due to inflationary pressures discussed above. Additional strategic actions intended, in whole or in part, to mitigate inflationary pressures are discussed on pages 53, 57, 59, and 61, including continuing to manage network capacity to demand levels, flexing our network, and making adjustments as needed to align operating costs to volumes, and continuing to execute targeted actions to improve productivity and lower costs both through advanced technology and optimization of operations. Additionally, on page 64 we note that we are continuing to actively manage and optimize our capital allocation due to inflationary pressures and other factors.

2.

We note you disclosed that labor market challenges contributed to global supply chain disruptions and affected the availability and cost of labor resulting in network inefficiencies, higher purchased transportation costs, and higher wage rates in 2022. You also state that disruptions in global supply chains could limit the access of FedEx and your service providers to vehicles and other key capital resources and increase your costs. Please revise to address the following:

•

Discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted;

•	Expand your disclosure to identify specific actions planned or taken, if any, to mitigate supply chain pressures;

•	Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any; and

•	Explain whether any mitigation efforts introduce new material risks, related to service quality or reliability.

Response:

We acknowledge the Staff’s comment, and respectfully submit that the 2022 Form 10-K includes relevant disclosures regarding supply chain disruptions, which are discussed in more detail below.

We further acknowledge that, to the extent supply chain disruptions continue to have a material impact on our business and results of operations, we will continue to update our related disclosures. Additionally, as noted above we included a new separately captioned section consolidating our disclosure regarding trends affecting our business in our Q1 FY23 Form 10-Q, and we will continue to include such disclosure in future filings.

References to supply chain disruptions included in the 2022 Form 10-K are as follows:

•

The effect of supply chain disruptions on our results of operations and outlook, including Part II, Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition under “Results of Operations and Outlook – Consolidated Results – Overview” on page 47, “ – Outlook” on page 53, and “Financial Condition – Liquidity Outlook” on page 64.

For example, on page 47 we discuss how labor market challenges contributed to global supply chain disruptions and affected the availability and cost of labor resulting in network inefficiencies, higher purchased transportation costs, and higher wage rates during fiscal 2022. On page 53 we note that uncertainty regarding the impact a slowing global economy, geopolitical challenges, and the continuing effect of the COVID-19 pandemic will have on supply chains and other factors make expectations regarding fiscal 2023 inherently less certain. While these factors negatively impacted our business and results of operations during fiscal 2022, we are not able to quantify their direct impact.

•

Known trends or uncertainties arising from, related to, or caused by supply chain disruptions , including in Part I, Item 1A. Risk Factors under “Macroeconomic and Market Risks – We are directly affected by the state of the global economy and geopolitical developments” on page 26; “Operating Risks – The continuing impact of the COVID-19 pandemic on our business, results of operations, and financial condition is highly unpredictable” on page 28; “Human Resource Management Risks – Our failure to attract and retain employee talent or maintain our company culture, as well as increases in labor and purchased transportation costs, could adversely impact our business and results of operations” on page 33; “Environmental, Climate, and Weather Risks – Our inability to quickly and effectively restore operations following adverse weather or a localized disaster or disturbance in a key geography could adversely impact our business and results of operations” on page 35; and “Other Legal, Regulatory, and Miscellaneous Risks” on page 37.

For example, on page 26 we discuss how our business levels are directly tied to the purchase and production of goods and the rate of growth of global trade – key macroeconomic measurements influenced by, among other things, supply chain disruptions. On page 28 we discuss the varying impacts the COVID-19 pandemic has had on the global economy and supply chains and on page 35 we discuss risks related to supply chain disruptions that could result from adverse weather or a localized disaster or disturbance in a key geography. Additionally, on page 37 we discuss the risk that disruptions in global supply chains could potentially limit the access of FedEx and our service providers to vehicles and other key capital resources and increase our costs. However, we did not believe limitation of such access due to supply chain disruptions had materially affected, or would prospectively materially affect, our results of operations at the time we filed the 2022 Form 10-K.

•

Actions planned or taken to mitigate supply chain pressures, including in Part II, Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition under “Results of Operations and Outlook – Consolidated Results – Outlook” on page 53, “Reportable Segments – FedEx Express Segment –FedEx Express Segment Outlook” on page 57, “ – FedEx Ground Segment – FedEx Ground Segment Outlook” on page 59, “ – FedEx Freight Segment – FedEx Freight Segment Outlook” on page 61, and “Financial Condition – Liquidity Outlook” on page 64.

Strategic actions intended, in whole or in part, to mitigate supply chain pressures are discussed on pages 53, 57, 59, and 61, including continuing to manage network capacity to demand levels, flexing our network and making adjustments as needed to align operating costs to volumes, and continuing to execute targeted actions to improve productivity and lower costs both through advanced technology and optimization of operations. Additionally, on page 64 we note that we are continuing to actively manage and optimize our capital allocation due to supply chain constraints and other factors.

We did not believe that these mitigation efforts introduced any new material trends or uncertainties or risks related to service quality or reliability at the time we filed the 2022 Form 10-K.

We acknowledge that FedEx and its management are responsible for the accuracy and adequacy of FedEx’s disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Should you have any questions regarding our response to the Commission’s comments, please feel free to call Jennifer L. Johnson, Corporate Vice President and Principal Accounting Officer of FedEx, at (901) 818-7828. All other questions should be directed to C. Edward Klank III, Corporate Vice President – Corporate Governance, Securities & Tax Law of FedEx, at (901) 818-7167.

Very truly yours,

/s/ Michael C. Lenz
Michael C. Lenz Executive Vice President and Chief Financial Officer FedEx Corporation

cc:	Jennifer L. Johnson

C. Edward Klank III